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                                                                    Exhibit 99.2



                EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2)
                        OF THE INDIAN COMPANIES ACT 1956

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Note to Shareholders of Extraordinary General Meeting of the Company to be held on February 28, 2002.

ITEM NO. 1

The proposal is to sell the Company's software services division in its entirety, with customers and people, which will be acquired by Satyam Computer Services Limited (SCSL). The Company had appointed M/s. Ernst & Young, independent valuers, to assess the fair value of the business. In the fairness opinion report, Ernst & Young has opined that the transaction value of Rs. 332.5 million (rupee equivalent of $6.9 million converted at Rs. 48.18) is fair and reasonable from a financial point of view.

MEMORANDUM OF INTEREST

Mr. B. Ramalinga Raju and Mr. C. Srinivasa Raju, directors, are interested or concerned in the said resolution.

ITEM NO. 2

The Company was incorporated in 1995 with the registered office at Andhra Pradesh. Over the past six years, the Company has grown rapidly and today has its Corporate Office at Tidel Park, Chennai in the State of Tamilnadu.

It is now proposed to shift the registered office to the State of Tamilnadu at 2nd Floor, Tidel Park, 4, Canal Bank Road, Taramani, Chennai -- 600 113. The proposal would require alteration to the Memorandum of Association to incorporate the change of the registered office from State of Andhra Pradesh to the State of Tamilnadu.

MEMORANDUM OF INTEREST

None of the directors are interested or concerned in the said resolution.

ITEM NO. 3

The Articles of Association of the Company provide for restriction on share transfer. These restrictions were permissible under Section 111 of the Companies Act, 1956 for a Company which became a Deemed Public Company under Section 43A.

The concept of a Deemed Public Company (Section 43A), has been deleted from the Companies Act, 1956 which was amended on 13th December 2000. It is proposed that the relevant section allowing the Company to have the restrictive provision be amended to provide free transferability of shares in accordance with Section 111A of the Companies Act, 1956.

MEMORANDUM OF INTEREST

None of the directors are interested or concerned in the said resolution.

BY ORDER OF THE BOARD
FOR SATYAM INFOWAY LIMITED

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R. RAMACHANDERAN
COMPANY SECRETARY


Place: Chennai
Date:  January 7, 2002